UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011.

Commission File Number 000-51341

Gentium S.p.A.
(Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Exhibit 1 to the report of the Registrant filed on Form 6-K on March 15, 2011 is hereby amended to correct the following statement on agenda item number 1 of the Ordinary Shareholders’ Meeting: “Approve the 2010 Italian GAAP financial statements of the Company and related documents and cover the annual operating losses by the utilization of the Company’s net worth reserve.”  The statement is amended and restated to read: “Approve the 2010 Italian GAAP financial statements of the Company and related documents and allocate the annual operating profits to the Company’s net worth reserve.”

Attached hereto as Exhibit 1 is an Amended and Restated Notice of Call for the Registrant’s Ordinary and Extraordinary Shareholders’ meetings scheduled to be held on April 29, 2011 (first call) and, if necessary, May 9, 2011 (second call).  This report and the exhibit attached thereto is incorporated by reference into the registration statements of Gentium S.p.A. on Forms F-3:  File No. 333-135622, File No. 333-137551, File No. 333-138202, File No. 333-139422, File No. 333-141198, and File No. 333-171443 and on Forms S-8: File No. 333-137534 and File No. 333-146534.

Exhibit	Description

1	Amended and Restated Notice of Call

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
	Name:	Salvatore Calabrese
	Title:	Chief Financial Officer and Senior VP, Finance

Date: April 6, 2011

INDEX TO EXHIBITS

Exhibit	Description

1	Amended and Restated Notice of Call